olema pharmaceuticals, inc.

512 2nd Street, 4th Floor

San Francisco, California 94107

November 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Donald Field and Dietrich King

Re:	Olema Pharmaceuticals, Inc. Registration Statement on Form S-1, as amended (File No. 333-249748) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Olema Pharmaceuticals, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 2:00 p.m. Eastern time, on November 18, 2020, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the Staff.

Once the Registration Statement has been declared effective, please orally confirm that event with Sara Semnani of Cooley LLP at (310) 883-6467, or in her absence, Kristin VanderPas of Cooley LLP at (415) 693-2097.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Olema Pharmaceuticals, Inc.

/s/ Shane Kovacs
By:	Shane Kovacs
Title:	Chief Operating and Financial Officer

[Signature Page to Acceleration Request]